UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	Dec	, 2011.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes [_]      No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes [_]      No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]      No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: Feb 14, 2012.	By:	/s/ Luis García Limón
		Name:	Luis García Limón
		Title:	Chief Executive Officer

GUADALAJARA, MEXICO, February 14, 2012- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations no Audited for the twelve-month period ended December 31, 2011 and December 31, 2010.

Twelve-Month Period Ended December 31, 2011 compared to Twelve-Month Period Ended December 31, 2010

We reclassified indirect cost in 2010 from selling, general and administrative expenses to Inventories and Cost Sales according with the full cost, issued by the Mexican Financial Reporting Standards “MFRS” for purposes of comparability with 2011.

Net Sales

Net sales increased 19% by the combination of higher sales of Special Bars “SBQ”, shipments of finished steel products of 2% and the average sales price per ton of 17% compared versus the same period of 2010, the sale rose from Ps. 24,576 millions in the twelve-month period ended December 31, 2010 to Ps. 29,301 millions in the same period of 2011. Shipments of finished steel products increase 2% to 2 million 288 thousand tons in the twelve-month period ended December 31, 2011 compared to 2 million 241 thousand tons in the same period of 2010. Total sales outside of Mexico in the twelve-month period ended December 31, 2011 increased 14% to Ps. 15,654 million compared with Ps.13,777 millions in the same period of 2010. Total sales in Mexico increased 26% from Ps. 10,799 millions in the twelve-month period ended December 31, 2010 to Ps. 13,647 millions in the same period of 2011. The increase in sales is due to an increase shipments during the twelve-month period ended December 31, 2011, compared to the same period in 2010 (47 thousand tons), increase in SBQ shipment in 193 thousand tons, and the increase of the average sales price of 17%.

Cost of Sales

Cost of sales increased 20% from Ps. 21,365 millions in the twelve-month period ended December 31, 2010 to Ps. 25,645 millions in the same period of 2011. Cost of sales as a percentage of net sales in the twelve months ended on December 31 of 2011 and 2010, cost of sales represented 88 and 87% respectively. The average cost of finished steel produced in the twelve-month period ended December 31, 2011 compared to the same period of 2010 increased approximately 18% by a higher of SBQ sales and increase of shipment.

Gross Profit

Gross profit of the Company in the twelve-month period ended December 30, 2011 was of Ps. 3,656 millions compared to Ps. 3,211 millions in the same period of 2010. Gross profit as a percentage of net sales represented 12% and 13% in 2011 and 2010 respectively. The increase in the gross profit is due to an increase in the volume shipment, better blend of steel compared with the same period of 2010.

Operating Expenses

Selling, general and administrative expenses decreased 46% from Ps. 2,078 millions in the twelve-month period ended December 31, 2010 to Ps. 1,130 millions in the same period of 2011, representing 4% and 8% respect of net sales in the twelve-month period ended December 2011 and 2010 respectively.

Operating Income

Operating income increased 123% from Ps. 1,133 millions for the twelve-month period ended December 31, 2010 to Ps. 2,525 millions in the same period of 2011. Operating income as a percentage of net sales was 9% in the twelve-month period ended December 31, 2011 compared with 5% in the same period of 2010. The increase in operating income is due to an increase in shipments, increase in sales of SBQ and better average sales price per ton.

EBITDA

The EBITDA of the Company increase 63% from Ps. 2,182 millions in the twelve-month prior ended December 31, of 2010, to Ps.3,562 millions in the same period of 2011.

Comprehensive Financial Cost

Comprehensive financial cost in the twelve-month period ended December 31, 2011 represented a net income of Ps. 675 millions compared with a net expense of Ps. 208 millions in the same period of 2010. The net interest was an income of Ps 5 millions in 2011 compared with a net interest of Ps. zero in the twelve-month period ended December 31, 2010. So it, we registered a net exchange gain net of Ps. 670 millions in the twelve-month period ended December 31, 2011 compared with a net exchange loss of Ps. 207 millions in the same period of 2010, reflecting a 13% decrease in the value of the peso versus the dollar in the twelve-month period ended December 31, 2011 compared to December 31, 2010.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 186 millions in the twelve-month period ended December 31, 2010 for expenses incurred in the use of patent industrial compared to other expenses net of Ps. 37 millions in the same period of 2011.

Income Taxes

The Company have recorded an expense net income tax of Ps. 234 millions in the twelve-month period ended December 31, 2011 (including the expense of deferred income tax of Ps. 296 millions) compared with an expense net of Ps. 86 millions in the same period of 2010 (including the income tax deferred of Ps. 72 millions).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, net income increased by 190% from Ps. 952 millions in the twelve-month period ended December 31, 2010 to a net income of Ps. 2,758 millions in the same period of 2011.

Liquidity and Capital Resources

As of December 31, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 4.2 millions (accrued interest on December 31, 2011 was U.S. $472,824 or Ps. 6.6 millions). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 3.7 millions (accrued interest on December 31, 2010 was U.S. $445,914, or Ps. 5.5 millions).

Comparative fourth quarter 2011 vs third quarter 2011

Net Sales

Net sales increased 2% from Ps. 7,676 millions in the third quarter of 2011 to Ps. 7,867 millions for the fourth quarter of 2011. Sales in tons decreased from 592 thousand ton in the third quarter of 2011 to 558 thousand ton in the fourth quarter of the same period a decrease of 6%. Total sales outside of Mexico for the fourth quarter of 2011 decreased 5% from Ps. 4,121 millions in the third quarter to Ps. 3,909 millions in the four quarter of 2011. Sales in Mexico rose to 3,958 millions in the fourth quarter of 2011 compared Ps. 3,555 millions in the third quarter of 2011 an increase of 11%. Prices of finished products sold in the fourth quarter of 2011 increased approximately 9% compared to the third quarter of the same period.

Cost of Sales

Cost of sales was of Ps. 6,782 millions in the fourth quarter of 2011 compared to Ps. 6,789 millions for the third quarter of 2011. With respect to sales, in the fourth quarter of 2011, the cost of sales represented 86% for the fourth quarter of 2011 while for the third quarter of 2011 was of 88%. The average cost of sales by ton increased 6% in the fourth quarter of 2011 versus the third quarter of 2011.

Gross Profit

Gross profit of the Company for the fourth quarter of 2011 increased 22% to Ps.1,085 millions compared to Ps. 887 millions in the third quarter of 2011. The gross profit as a percentage of net sales for the fourth quarter was of 14% and 12% for the third quarter of 2011.

Operating Expenses

Selling, general and administrative expenses increase 81% to Ps. 436 millions in the fourth quarter of 2011 compared to Ps. 241 millions for the third quarter of 2011. Selling, general and administrative expenses as a percentage of net sales represented 6% during the fourth quarter of 2011 and 3% during the third quarter of 2011.

Operating (Loss) Income

Operating income was of Ps 649 millions in the fourth quarter of 2011 compared to an operating income of Ps. 647 millions in the third quarter of 2011. The operating income as a percentage of net sales in the fourth and third quarter of 2011 represented 8%.

Ebitda

The ebitda in both quarter its similar from Ps. 940 millions in the third quarter of 2011 to Ps. 936 millions in the fourth quarter of the same period due to the above explained

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter for 2011 was a net income of Ps. 352 millions compared with a net income of Ps. 495 millions for the third quarter of 2011. The net interest income in the third quarter of 2011 was of Ps 3 millions, while in the fourth quarter was a net interest expenses of Ps. 2 millions. At the same time we registered an exchange net gain of Ps. 492 millions in the third quarter of 2011 compared with an exchange net gain of Ps. 354 millions in the fourth quarter of 2011.

Other Expenses (Income) net

The company recorded other net expense of Ps. 59 millions in the fourth quarter of 2011 compared to other net income of Ps. 30 millions for the third quarter of 2011.

Income Taxes

Income Taxes for the fourth quarter of 2011 had a net income tax of Ps. 211 millions (including an income tax deferred for Ps. 51 millions) compared to an expense of Ps. 468 millions for the third quarter of 2011, (including an expense tax deferred of Ps. 386 millions).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, the Company had a net income of Ps. 1,112 millions in the fourth quarter of 2011 compared to Ps. 685 millions of net income in the third quarter of 2011.

Comparative fourth quarter 2011 vs fourth quarter 2010

Net Sales

Net sales increased 40% from Ps. 5,635 millions for the fourth quarter of 2010 to Ps. 7,867 millions for the fourth quarter of 2011. Sales in tons of finished steel in the fourth quarter of 2010 were 522 thousand tons versus to 558 thousand tons in the fourth quarter of 2011. Total sales outside of Mexico increase 26% from Ps. 3,094 millions for the fourth quarter of 2010 to Ps. 3,909 millions in the fourth quarter of 2011. Sales in Mexico increase 56% from Ps. 2,541 millions in the fourth quarter of 2010 to Ps. 3,958 millions in the fourth quarter of 2011. The average sales prices of finished products sold in the fourth quarter of 2011 increased approximately 30% compared to the fourth quarter of 2010.

Cost of Sales

Cost of sales increased 52% from Ps. 4,466 millions in the fourth quarter of 2010 compared to Ps. 6,782 millions for the fourth quarter of 2011. With respect to sales, in the fourth quarter of 2011, the cost of sales represented 86% compared to 79% for the fourth quarter of 2010. The average cost of raw materials used to produce steel products increased 42% in the fourth quarter of 2011 versus the fourth quarter of 2010.

Gross Profit

Gross profit for the fourth quarter of 2011 decreased 7% from Ps. 1,169 millions in the fourth quarter of 2010 compared to an income of Ps. 1,085 millions in the fourth quarter of 2011. The gross profit as a percentage of net sales for the fourth quarter of 2011 was 14% compared with 21% for the fourth quarter of 2010.

Operating Expenses

Selling, general and administrative expenses decreased 62% from Ps.1,135 millions in the fourth quarter of 2010 compared to Ps. 436 millions for the fourth quarter of 2011.Selling, general and administrative expenses as a percentage of net sales represented 6% during the fourth quarter of 2011 and 20% during the fourth quarter of 2010.

Operating (Loss) Income

Operating income was of Ps.649 millions in the fourth quarter of 2011 compared with Ps. 34 millions in the fourth quarter of 2010. The operating income as a percentage of net sales in the fourth quarter of 2011 was 8% compared to 1% in the fourth quarter of 2010.

Ebitda

The ebitda from the fourth quarter of 2011 increased 208% from Ps 304 millions in the fourth quarter of 2010 to Ps 936 millions in the fourth quarter of 2011.

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter of 2011 was an income of Ps. 352 millions compared with an expense of Ps 119 millions in the fourth quarter of 2010. Net interest expense was Ps. 2 millions in the fourth quarter of 2011 compared with a net income of Ps. 2 millions in the fourth quarter of 2010. At the same time we registered a net exchange gain of Ps. 354 millions in the fourth quarter of 2011 compared with an exchange loss of Ps. 121 millions in the fourth quarter of 2010.

Other Expenses (Income) net

The company recorded other net expense of Ps. 144 millions in the fourth quarter of 2010 for expenses incurred in the use of patent industrial compared with other expenses net of Ps. 59 millions for the fourth quarter of 2011.

Income Taxes

The Company recorded an income taxes for the fourth quarter of 2011 was an income of Ps. 211 millions (including an income of deferred income tax of Ps 51 millions), compared to a net expense of Ps. 42 millions for the fourth quarter of 2010, (including an income of deferred income tax of Ps. 53 millions).

Net Income (loss) (After Minority Interest)t

As a result of the foregoing, net income of Ps. 1,112 millions in the fourth quarter of 2011 compared to a loss of Ps. 117 millions of net income in the fourth quarter of 2010.

Millions of pesos	Twelve months ended December 31, 2011	Twelve months ended December 31, 2010	2011 vs. 2010
Sales	29,301	24,576	19%
Cost of Sales	25,645	21,365	20%
Marginal Profit	3,656	3,211	14%
Operating Expenses	1,130	2,078	(46%)
Operating Income	2,525	1,133	123%
EBITDA	3,562	2,182	63%
Income before Non-Controlling Interest	2,929	653	349%
Sales outside Mexico	15,654	13,777	14%
Sales in México	13,647	10,799	26%
Total sales (tons)	2,288	2,241	2%

(Millions of pesos)	4Q ‘11	3Q ‘11	4Q ‘10	4Q´11 vs 3Q'11	4Q´11vs 4Q´10
Sales	7,867	7,676	5,635	2%	40%
Cost of Sales	6,782	6,789	4,466	0%	52%
Marginal Profit	1,085	887	1,169	22%	(7%)
Operating Expenses	436	241	1,135	81%	(62%)
Operating Income	649	647	34	0%	1,809%
EBITDA	936	940	304	0%	208%
Income before Non-Controlling Interest	1,152	704	(271)	64%	(525%)
Sales outside Mexico	3,909	4,121	3,094	(5%)	26%
Sales in México	3,958	3,555	2,541	11%	56%
Total sales (tons)	558	592	522	(6%)	7%

Product	Thousands of tons twelve months ended December 31, 2011	Million of pesos twelve months ended December 31, 2011	Average price per ton twelve months ended December 31, 2011	Thousands of tons twelve months ended December 31, 2010	Million of pesos twelve months ended December 31, 2010	Average price per ton twelve months ended December 31, 2010
SBQ	1,380	19,659	14,246	1,187	15,194	12,800
Light Structural	908	9,642	10,619	1,054	9,382	8,901
Total	2,288	29,301	12,806	2,241	24,576	10,967

Product	Thousands of tons 4Q '11	Millions of pesos 4Q'11	Average price per ton 4Q'11	Thousands of tons 3Q '11	Millions of pesos 3Q'11	Average price per ton 3Q'11	Thousands of tons 4Q'10	Millions of pesos 4Q'10	Average price per ton 4Q'10
SBQ	318	5,011	15,758	344	5,038	14,645	261	3,187	12,211
Light Structural	240	2,856	11,900	248	2,638	10,637	261	2,448	9,379
Total	558	7,867	14,099	592	7,676	12,966	522	5,635	10,795

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2011 AND 2010

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	30,963,817	100	27,120,746	100

s02	CURRENT ASSETS	15,870,696	51	13,410,752	49
s03	CASH AND SHORT-TERM INVESTMENTS	6,717,623	22	3,384,917	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,982,264	10	2,465,208	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	453,786	1	857,485	3
s06	INVENTORIES	5,642,641	18	6,606,922	24
s07	OTHER CURRENT ASSETS	74,382	0	96,220	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,507,937	31	9,453,237	35
s13	LAND AND BULIDINGS	4,171,801	13	3,800,468	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	13,986,048	45	13,111,559	48
s15	OTHER EQUIPMENT	253,194	1	233,810	1
s16	ACCUMULATED DEPRECIATION	8,997,699	29	8,180,035	30
s17	CONSTRUCTION IN PROGRESS	94,593	0	487,435	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,769,637	12	4,101,141	15
s19	OTHER ASSETS	1,815,547	6	155,616	1

s20	TOTAL LIABILITIES	7,080,745	100	6,662,996	100

s21	CURRENT LIABILITIES	3,825,723	54	3,898,606	59
s22	SUPPLIERS	2,435,014	34	2,162,801	32
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	4,225	0	3,732	0
s103	OTHER LOANS WITH COST	704,616	10	602,168	9
s25	TAXES PAYABLE	184,336	3	434,220	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	497,532	7	695,685	10
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,255,022	46	2,764,390	41

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	23,883,072	100	20,457,750	100

s34	MINORITY INTEREST	2,190,673	9	1,784,438	9
s35	MAJORITY INTEREST	21,692,399	91	18,673,312	91
s36	CONTRIBUTED CAPITAL	8,350,900	35	8,350,900	41
S79	CAPITAL STOCK	4,142,696	17	4,142,696	20
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	18	4,208,204	21
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	13,341,499	56	10,322,412	50
s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,737,696	53	9,979,248	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	603,803	3	343,164	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	6,717,623	100	3,384,917	100
s46	CASH	1,676,463	25	769,399	23
s47	SHORT-TERM INVESTMENTS	5,041,160	75	2,615,518	77

s07	OTHER CURRENT ASSETS	74,382	100	96,220	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	74,382	100	96,220	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	3,769,637	100	4,101,141	100
s48	DEFERRED EXPENSES	1,963,580	52	2,275,568	55
s49	GOODWILL	1,798,298	48	1,814,160	44
s51	OTHER	7,759	0	11,413	0

s19	OTHER ASSETS	1,815,547	100	155,616	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,815,547	100	155,616	100

s21	CURRENT LIABILITIES	3,825,723	100	3,898,606	100
s52	FOREIGN CURRENCY LIABILITIES	3,158,840	83	2,777,231	71
s53	MEXICAN PESOS LIABILITIES	666,883	17	1,121,375	29

s26	OTHER CURRENT LIABILITIES WITHOUT COST	497,532	100	695,685	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	42,762	9	79,708	11
s89	INTEREST LIABILITIES	6,615	1	5,486	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	448,155	90	610,491	88

s27	LONG-TERM LIABILITIES	0	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	3,255,022	100	2,764,390	100
s66	DEFERRED TAXES	3,161,569	97	2,668,054	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	55,279	2	45,333	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	38,174	1	51,003	2

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,737,696	100	9,979,248	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,778,636	77	8,875,093	89
s45	NET INCOME FOR THE YEAR	2,758,448	22	903,543	9

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	603,803	100	343,164	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	629,550	104	406,513	118
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(25,747)	(4)	(63,349)	(18)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	12,044,973	9,512,146
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	54
S75	EMPLOYERS (*)	1,519	1,443
S76	WORKERS (*)	3,113	2,864
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	704,616	602,168

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY 1 TO DECEMBER 31 OF 2011 AND 2010

(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	29,300,808	100	24,576,436	100
r02	COST OF SALES	25,644,875	88	20,529,666	84
r03	GROSS PROFIT	3,655,933	12	4,046,770	16
r04	OPERATING EXPENSES	1,130,454	4	2,961,944	12
r05	OPERATING INCOME	2,525,479	9	1,084,826	4
r08	OTHER INCOME AND (EXPENSE), NET	(37,128)	0	(186,078)	0
r06	COMPREHENSIVE FINANCING RESULT	675,436	3	(207,497)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	3,163,787	11	691,251	3
r10	INCOME TAXES	234,348	1	86,314	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,929,439	10	604,937	2
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	2,929,439	10	604,937	2
r19	NET INCOME OF MINORITY INTEREST	170,991	1	(298,606)	(1)
r20	NET INCOME OF MAJORITY INTEREST	2,758,448	9	903,543	4

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	29,300,808	100	24,576,436	100
r21	DOMESTIC	13,647,172	47	10,799,739	44
r22	FOREIGN	15,653,636	53	13,776,697	56
r23	TRANSLATED INTO DOLLARS (***)	1,118,884	4	1,114,881	5

r08	OTHER INCOME AND (EXPENSE), NET	(37,128)	100	(186,078)	100
r49	OTHER INCOME AND (EXPENSE), NET	(37,128)	100	(186,078)	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	675,436	100	(207,497)	100
r24	INTEREST EXPENSE	20,886	3	12,315	(6)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	26,135	4	12,058	(6)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	670,167	99	(207,240)	100
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	234,348	100	86,314	100
r32	INCOME TAX	(61,453)	(26)	158,043	183
r33	DEFERRED INCOME TAX	295,801	126	(71,729)	(83)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	29,584,332	25,795,696
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	29,300,808	24,576,436
r39	OPERATION INCOME (**)	2,525,479	1,084,826
r40	NET INCOME OF MAJORITY INTEREST (**)	2,758,448	903,543
r41	NET CONSOLIDATED INCOME (**)	2,929,439	604,937
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,036,315	1,098,208

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER 1 TO DECEMBER 31 OF 2011 AND 2010

(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	7,866,657	100	5,634,869	100
r02	COST OF SALES	6,781,716	86	4,246,443	75
r03	GROSS PROFIT	1,084,941	14	1,388,426	25
r04	OPERATING EXPENSES	436,434	6	1,403,034	25
r05	OPERATING INCOME	648,507	8	(14,608)	0
r08	OTHER INCOME AND (EXPENSE), NET	(58,866)	0	(144,180)	(3)
r06	COMPREHENSIVE FINANCING RESULT	351,912	4	(119,345)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	941,554	12	(278,133)	(5)
r10	INCOME TAXES	(210,660)	(3)	41,678	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,152,214	15	(319,811)	(6)
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,152,214	15	(319,811)	(6)
r19	NET INCOME OF MINORITY INTEREST	39,820	1	(154,611)	(3)
r20	NET INCOME OF MAJORITY INTEREST	1,112,394	15	(165,200)	(3)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	7,866,657	100	5,634,869	100
rt21	DOMESTIC	3,908,685	50	2,540,761	45
rt22	FOREIGN	3,957,972	50	3,094,108	55
rt23	TRANSLATED INTO DOLLARS (***)	282,906	4	250,391	4

rt08	OTHER INCOME AND (EXPENSE), NET	(58,866)	100	(144,180)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(58,866)	100	(144,180)	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	351,912	100	(119,345)	100
rt24	INTEREST EXPENSE	11,114	3	1,910	(2)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	9,158	3	3,899	(3)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	353,868	101	(121,334)	102
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	(210,660)	100	41,678	100
rt32	INCOME TAX	(159,860)	76	94,584	227
rt33	DEFERRED INCOME TAX	(50,800)	24	(52,906)	(127)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	286,993	317,970

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW DIRECT METHOD)

FROM JANUARY 1 TO DECEMBER 31 OF 2011 AND 2010

(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	3,163,787	691,251
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,020,126	1,100,764
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	20,866	13,916
e05	CASH FLOW BEFORE INCOME TAX	4,204,779	1,805,931
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(410,795)	420,694
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	3,793,984	2,226,625
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(488,551)	(678,929)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	3,305,433	1,547,696
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	5,715	(140,079)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	3,311,148	1,407,617
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	21,558	28,400
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,384,917	1,948,900
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,717,623	3,384,917

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,020,126	1,100,764
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	1,036,315	1,098,208
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(26,135)	(12,058)
e24	(-) + OTHER ITEMS	9,946	14,614

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	20,866	13,916
e25	+ ACCRUED INTEREST	20,866	13,916
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(410,795)	420,694
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(375,487)	(336,840)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(34,237)	(86,034)
e29	+ (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES	442,458	267,744
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	98,173	331,836
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(541,702)	(79,386)
e32	+ (-) INCOME TAXES PAID OR RETURNED	0	323,374

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(488,551)	(678,929)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	(187,433)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(514,161)	(496,361)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	26,135	12,058
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(525)	(7,193)

e10	NET CASH FROM FINANCING ACTIVITIES	5,715	(140,079)
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	83,942	323,720
e48	(-) BANK FINANCING AMORTIZATION	0	(8,656)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(57,361)	(442,688)
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	(20,866)	(12,455)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE

CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.54	$ 1.81
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 5.54	$ 1.81
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 43.58	$ 37.52
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.70 times	0.79 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	6.06 times	17.93 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	10.00%	2.46%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	12.27%	2.96%
p03	NET INCOME TO TOTAL ASSETS (**)	9.46%	2.23%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.95 times	0.91 times
p07	NET SALES TO FIXED ASSETS (**)	3.08 times	2.60 times
p08	INVENTORIES TURNOVER (**)	4.54 times	3.11 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32 days	31 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.94%	2.03%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	22.87%	24.57%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.30 times	0.33 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.61%	41.68%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	121.03 times	88.09 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.14 times	3.69 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.15 times	3.44 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.67 times	1.75 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.24 times	2.01 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	175.59%	86.82%

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

Twelve-Month Period Ended December 31, 2011 compared to Twelve-Month Period Ended December 31, 2010

We reclassified indirect cost in 2010 from selling, general and administrative expenses to Inventories and Cost Sales according with the full cost, issued by the Mexican Financial Reporting Standards “MFRS” for purposes of comparability with 2011.

Net Sales

Net sales increased 19% by the combination of higher sales of Special Bars “SBQ”, shipments of finished steel products of 2% and the average sales price per ton of 17% compared versus the same period of 2010, the sale rose from Ps. 24,576 millions in the twelve-month period ended December 31, 2010 to Ps. 29,301 millions in the same period of 2011. Shipments of finished steel products increase 2% to 2 million 288 thousand tons in the twelve-month period ended December 31, 2011 compared to 2 million 241 thousand tons in the same period of 2010. Total sales outside of Mexico in the twelve-month period ended December 31, 2011 increased 14% to Ps. 15,654 million compared with Ps.13,777 millions in the same period of 2010. Total sales in Mexico increased 26% from Ps. 10,799 millions in the twelve-month period ended December 31, 2010 to Ps. 13,647 millions in the same period of 2011. The increase in sales is due to an increase shipments during the twelve-month period ended December 31, 2011, compared to the same period in 2010 (47 thousand tons), increase in SBQ shipment in 193 thousand tons, and the increase of the average sales price of 17%.

Cost of Sales

Cost of sales increased 20% from Ps. 21,365 millions in the twelve-month period ended December 31, 2010 to Ps. 25,645 millions in the same period of 2011. Cost of sales as a percentage of net sales in the twelve months ended on December 31 of 2011 and 2010, cost of sales represented 88 and 87% respectively. The average cost of finished steel produced in the twelve-month period ended December 31, 2011 compared to the same period of 2010 increased approximately 18% by a higher of SBQ sales and increase of shipment.

Gross Profit

Gross profit of the Company in the twelve-month period ended December 30, 2011 was of Ps. 3,656 millions compared to Ps. 3,211 millions in the same period of 2010. Gross profit as a percentage of net sales represented 12% and 13% in 2011 and 2010 respectively. The increase in the gross profit is due to an increase in the volume shipment, better blend of steel compared with the same period of 2010.

Operating Expenses

Selling, general and administrative expenses decreased 46% from Ps. 2,078 millions in the twelve-month period ended December 31, 2010 to Ps. 1,130 millions in the same period of 2011, representing 4% and 8% respect of net sales in the twelve-month period ended December 2011 and 2010 respectively.

Operating Income

Operating income increased 123% from Ps. 1,133 millions for the twelve-month period ended December 31, 2010 to Ps. 2,525 millions in the same period of 2011. Operating income as a percentage of net sales was 9% in the twelve-month period ended December 31, 2011 compared with 5% in the same period of 2010. The increase in operating income is due to an increase in shipments, increase in sales of SBQ and better average sales price per ton.

EBITDA

The EBITDA of the Company increase 63% from Ps. 2,182 millions in the twelve-month prior ended December 31, of 2010, to Ps.3,562 millions in the same period of 2011.

Comprehensive Financial Cost

Comprehensive financial cost in the twelve-month period ended December 31, 2011 represented a net income of Ps. 675 millions compared with a net expense of Ps. 208 millions in the same period of 2010. The net interest was an income of Ps 5 millions in 2011 compared with a net interest of Ps. zero in the twelve-month period ended December 31, 2010. So it, we registered a net exchange gain net of Ps. 670 millions in the twelve-month period ended December 31, 2011 compared with a net exchange loss of Ps. 207 millions in the same period of 2010, reflecting a 13% decrease in the value of the peso versus the dollar in the twelve-month period ended December 31, 2011 compared to December 31, 2010.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 186 millions in the twelve-month period ended December 31, 2010 for expenses incurred in the use of patent industrial compared to other expenses net of Ps. 37 millions in the same period of 2011.

Income Taxes

The Company have recorded an expense net income tax of Ps. 234 millions in the twelve-month period ended December 31, 2011 (including the expense of deferred income tax of Ps. 296 millions) compared with an expense net of Ps. 86 millions in the same period of 2010 (including the income tax deferred of Ps. 72 millions).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, net income increased by 190% from Ps. 952 millions in the twelve-month period ended December 31, 2010 to a net income of Ps. 2,758 millions in the same period of 2011.

Liquidity and Capital Resources

As of December 31, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 4.2 millions (accrued interest on December 31, 2011 was U.S. $472,824 or Ps. 6.6 millions). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 3.7 millions (accrued interest on December 31, 2010 was U.S. $445,914, or Ps. 5.5 millions).

Comparative fourth quarter 2011 vs third quarter 2011

Net Sales

Net sales increased 2% from Ps. 7,676 millions in the third quarter of 2011 to Ps. 7,867 millions for the fourth quarter of 2011. Sales in tons decreased from 592 thousand ton in the third quarter of 2011 to 558 thousand ton in the fourth quarter of the same period a decrease of 6%. Total sales outside of Mexico for the fourth quarter of 2011 decreased 5% from Ps. 4,121 millions in the third quarter to Ps. 3,909 millions in the four quarter of 2011. Sales in Mexico rose to 3,958 millions in the fourth quarter of 2011 compared Ps. 3,555 millions in the third quarter of 2011 an increase of 11%. Prices of finished products sold in the fourth quarter of 2011 increased approximately 9% compared to the third quarter of the same period.

Cost of Sales

Cost of sales was of Ps. 6,782 millions in the fourth quarter of 2011 compared to Ps. 6,789 millions for the third quarter of 2011. With respect to sales, in the fourth quarter of 2011, the cost of sales represented 86% for the fourth quarter of 2011 while for the third quarter of 2011 was of 88%. The average cost of sales by ton increased 6% in the fourth quarter of 2011 versus the third quarter of 2011.

Gross Profit

Gross profit of the Company for the fourth quarter of 2011 increased 22% to Ps.1,085 millions compared to Ps. 887 millions in the third quarter of 2011. The gross profit as a percentage of net sales for the fourth quarter was of 14% and 12% for the third quarter of 2011.

Operating Expenses

Selling, general and administrative expenses increase 81% to Ps. 436 millions in the fourth quarter of 2011 compared to Ps. 241 millions for the third quarter of 2011. Selling, general and administrative expenses as a percentage of net sales represented 6% during the fourth quarter of 2011 and 3% during the third quarter of 2011.

Operating (Loss) Income

Operating income was of Ps 649 millions in the fourth quarter of 2011 compared to an operating income of Ps. 647 millions in the third quarter of 2011. The operating income as a percentage of net sales in the fourth and third quarter of 2011 represented 8%.

Ebitda

The ebitda in both quarter its similar from Ps. 940 millions in the third quarter of 2011 to Ps. 936 millions in the fourth quarter of the same period due to the above explained

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter for 2011 was a net income of Ps. 352 millions compared with a net income of Ps. 495 millions for the third quarter of 2011. The net interest income in the third quarter of 2011 was of Ps 3 millions, while in the fourth quarter was a net interest expenses of Ps. 2 millions. At the same time we registered an exchange net gain of Ps. 492 millions in the third quarter of 2011 compared with an exchange net gain of Ps. 354 millions in the fourth quarter of 2011.

Other Expenses (Income) net

The company recorded other net expense of Ps. 59 millions in the fourth quarter of 2011compared to other net income of Ps. 30 millions for the third quarter of 2011.

Income Taxes

Income Taxes for the fourth quarter of 2011 had a net income tax of Ps. 211 millions (including an income tax deferred for Ps. 51 millions) compared to an expense of Ps. 468 millions for the third quarter of 2011, (including an expense tax deferred of Ps. 386 millions).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, the Company had a net income of Ps. 1,112 millions in the fourth quarter of 2011 compared to Ps. 685 millions of net income in the third quarter of 2011.

Comparative fourth quarter 2011 vs fourth quarter 2010

Net Sales

Net sales increased 40% from Ps. 5,635 millions for the fourth quarter of 2010 to Ps. 7,867 millions for the fourth quarter of 2011. Sales in tons of finished steel in the fourth quarter of 2010 were 522 thousand tons versus to 558 thousand tons in the fourth quarter of 2011. Total sales outside of Mexico increase 26% from Ps. 3,094 millions for the fourth quarter of 2010 to Ps. 3,909 millions in the fourth quarter of 2011. Sales in Mexico increase 56% from Ps. 2,541 millions in the fourth quarter of 2010 to Ps. 3,958 millions in the fourth quarter of 2011. The average sales prices of finished products sold in the fourth quarter of 2011 increased approximately 30% compared to the fourth quarter of 2010.

Cost of Sales

Cost of sales increased 52% from Ps. 4,466 millions in the fourth quarter of 2010 compared to Ps. 6,782 millions for the fourth quarter of 2011. With respect to sales, in the fourth quarter of 2011, the cost of sales represented 86% compared to 79% for the fourth quarter of 2010. The average cost of raw materials used to produce steel products increased 42% in the fourth quarter of 2011 versus the fourth quarter of 2010.

Gross Profit

Gross profit for the fourth quarter of 2011 decreased 7% from Ps. 1,169 millions in the fourth quarter of 2010 compared to an income of Ps. 1,085 millions in the fourth quarter of 2011. The gross profit as a percentage of net sales for the fourth quarter of 2011 was 14% compared with 21% for the fourth quarter of 2010.

Operating Expenses

Selling, general and administrative expenses decreased 62% from Ps.1,135 millions in the fourth quarter of 2010 compared to Ps. 436 millions for the fourth quarter of 2011.Selling, general and administrative expenses as a percentage of net sales represented 6% during the fourth quarter of 2011 and 20% during the fourth quarter of 2010.

Operating (Loss) Income

Operating income was of Ps.649 millions in the fourth quarter of 2011 compared with Ps. 34 millions in the fourth quarter of 2010. The operating income as a percentage of net sales in the fourth quarter of 2011 was 8% compared to 1% in the fourth quarter of 2010.

Ebitda

The ebitda from the fourth quarter of 2011 increased 208% from Ps 304 millions in the fourth quarter of 2010 to Ps 936 millions in the fourth quarter of 2011.

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter of 2011 was an income of Ps. 352 millions compared with an expense of Ps 119 millions in the fourth quarter of 2010. Net interest expense was Ps. 2 millions in the fourth quarter of 2011 compared with a net income of Ps. 2 millions in the fourth quarter of 2010. At the same time we registered a net exchange gain of Ps. 354 millions in the fourth quarter of 2011 compared with an exchange loss of Ps. 121 millions in the fourth quarter of 2010.

Other Expenses (Income) net

The company recorded other net expense of Ps. 144 millions in the fourth quarter of 2010 for expenses incurred in the use of patent industrial compared with other expenses net of Ps. 59 millions for the fourth quarter of 2011.

Income Taxes

The Company recorded an income taxes for the fourth quarter of 2011 was an income of Ps. 211 millions (including an income of deferred income tax of Ps 51 millions), compared to a net expense of Ps. 42 millions for the fourth quarter of 2010, (including an income of deferred income tax of Ps. 53 millions).

Net Income (loss) (After Minority Interest)t

As a result of the foregoing, net income of Ps. 1,112 millions in the fourth quarter of 2011 compared to a loss of Ps. 117 millions of net income in the fourth quarter of 2010.

Millions of pesos	Twelve months ended December 31, 2011	Twelve months ended December 31, 2010	2011 vs. 2010
Sales	29,301	24,576	19%
Cost of Sales	25,645	21,365	20%
Marginal Profit	3,656	3,211	14%
Operating Expenses	1,130	2,078	(46%)
Operating Income	2,525	1,133	123%
EBITDA	3,562	2,182	63%
Income before Non-Controlling Interest	2,929	653	349%
Sales outside Mexico	15,654	13,777	14%
Sales in México	13,647	10,799	26%
Total sales (tons)	2,288	2,241	2%

(Millions of pesos)	4Q ‘11	3Q ‘11	4Q ‘10	4Q´11 vs 3Q'11	4Q´11vs 4Q´10
Sales	7,867	7,676	5,635	2%	40%
Cost of Sales	6,782	6,789	4,466	0%	52%
Marginal Profit	1,085	887	1,169	22%	(7%)
Operating Expenses	436	241	1,135	81%	(62%)
Operating Income	649	647	34	0%	1,809%
EBITDA	936	940	304	0%	208%
Income before Non. Controlling Interest	1,152	704	(271)	64%	(525%)
Sales outside Mexico	3,909	4,121	3,094	(5%)	26%
Sales in México	3,958	3,555	2,541	11%	56%
Total sales (tons)	558	592	522	(6%)	7%

Product	Thousands of tons twelve months ended December 31,2011	Million of pesos twelve months ended December 31, 2011	Average price per ton twelve months ended December 31, 2011	Thousands of tons Twelve months ended December 31,2010	Million of pesos twelve months ended December 31, 2010	Average price per ton twelve months ended December 31, 2010
SBQ	1,380	19,659	14,246	1,187	15,194	12,800
Light Structural	908	9,642	10,1619	1,054	9,382	8,901
Total	2,288	29,301	12,806	2,241	24,576	10,967

Product	Thousands of tons 4Q '11	Millions of pesos 4Q'11	Average price per ton 4Q'11	Thousands of tons 3Q '11	Millions of pesos 3Q'11	Average price per ton 3Q'11	Thousands of tons 4Q'10	Millions of pesos 4Q'10	Average price per ton 4Q'10
SBQ	318	5,011	15,758	344	5,038	14,645	261	3,187	12,211
Light Structural	240	2,856	11,900	248	2,638	10,637	261	2,448	9,379
Total	558	7,867	14,099	592	7,676	12,966	522	5,635	10,795

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. B., de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A.B., de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction and automotive sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF).

All significant intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

c. Inventories – Are valued to the full cost average by Domestic subsidiaries, and the foreing subsidiaries are valued on a last-in, first-out(LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average full cost system.

Billet finished goods and work in process, have been valued to the full cost.

Raw materials, materials, supplies and rollers, at the average cost.

The Company presents as non-current inventories certains raw materials (Coke) rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

d.- Derivative financial instruments-- During 2011, 2010 and 2009 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2011, 2010 and 2009 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

e Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of September 30, 2011 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

f. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

j. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

k. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2011 sales of ten customers accounted for approximately 40.5% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

l. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations non recurring.

(2) Financial Debt:

As of December 31, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 4.2 million (accrued interest on December 31, 2011 was U.S. $472,824, or Ps. 6.6 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.7 millions (accrued interest on December 31, 2010 was U.S. $445,914, or Ps. 5.5 millions).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5.9 millions (U.S. $424,207) at December 31, 2011, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Corporativos G&DL	Administrative services		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2 Inc.	Sales of steel products		99.99
Simec International 3 Inc.	Sales of steel products		99.99
Simec International 4 Inc.	Sales of steel products		99.99
Simec International 5 Inc.	Sales of steel products		99.99
Simec International 6	Production and sales of steel products		99.99
Simec International 7	Production and sales of steel products		99.99
Corporación ASL	Sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Simec Steel	Sales of steel products		100.00
Pacific Steel Projects	Administrative services		100.00
GV do Brasil	Production and sales of Steel productos		99.99

TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

	Amortization		Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date		Interest	Time Interval						Time Interval
				Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
				Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
									More						More
	BANKS
				0	0	0	0	0	0	0	0	0	0	0	0
				0	0	0	0	0	0	0	0	0	0	0	0

	TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

	LISTED IN THE STOCK EXCHANGE
	UNSECURED DEBT
	Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	4,225	0	0	0	0	0

	TOTAL STOCK EXCHANGE			0	0	0	0	0	0	4,225	0	0	0	0	0

	SUPPLIERS
	Various			447,949	0	0	0	0	0	1,987,065	0	0	0	0	0

	TOTAL SUPPLIERS			447,949	0	0	0	0	0	1,987,065	0	0	0	0	0

	OTHER LOANS WITH COST		0.25							704,616

	TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various	34,598	0	0	0	0	0	462,934	0	0	0	0	0
TOTAL	34,598	0	0	0	0	0	462,934	0	0	0	0	0

TOTAL	482,547	0	0	0	0	0	3,158,840	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2011 was Ps. 13.9904

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREING CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	554,776	7,761,542	00	0	7,761,542

LIABILITIES POSITION	228,992	3,203,689	0	0	3,203689
SHORT TERM LIABILITIES POSITION	225,768	3,158,584	0	0	3,158,584
LONG TERM LIABILITIES POSITION	3,224	45,105	0	0	45,105

NET BALANCE	325,784	4,557,853	0	0	4,557,853

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2011 WAS PS. 13.9904

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 4.15 times.

B) Accomplished the actual situation is 0.23

C) Accomplished the actual situation is 170.7

As of December 31, 2011, the remaining balance of the MTNs not exchanged amounts to Ps. 4.2 Millions ($302,000 dollars).

C.P. Adolfo Luna Luna

Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	72.66
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	73.92
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	480	76.43
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,144	72.00
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,045	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	693	44.80
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	495	67.40
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	104	61.80
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	59	49.00
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	49	47.80
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	620	80.76

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	47.70
SCRAP	VARIOUS	PLANTS IN MEXICO			55.94
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.74
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	13.70
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	1.93
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.10

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	910	9,492,258
SPECIAL PROFILES	539	6,088,232
OTHERS		157,741

T O T A L	1,449	15,738,231

FOREIGN SALES	839	13,562,577
TOTAL	2,288	29,300,808

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	157	1,836,626
SPECIAL PROFILES	17	162,362
OTHERS	0	92,071
FOREIGN SUBSIDIARIES
SPECIAL PROFILES	839	13,562,577

T O T A L		15,653,636

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2011, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	57,545
PROJECTS IN MEXICALI	4,268
PROJECTS IN TLAXCALA	12,345
PROJECTS IN GUADALAJARA	16,332
PROJECTS IN SAN LUIS POTOSI	4,103
TOTAL INVESTMENT AS OF DECEMBER 31, 2011	94,593

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 497,709,214

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT FEB 14 OF 2012.